

At KOBEYAKI we have a fresh approach to Japanese cuisine by providing healthy, creative, delicious and fresh made-to-order Japanese food

OUR CULTURE

We want to build a community through

our Food + our People + our Customers

We can build a community that is passionate
about the unique, healthy and exciting
experience that we create at our restaurants

We want to foster the idea that everyone has
a stake in the company's success and we can
all work toward making the Kobeyaki
experience the best it can be..



KAIZEN

Part of the Culture at Kobeyaki is shaped by a Japanese philosophy called KAIZEN

The word simply means "GOOD CHANGE"

It is a Japanese philosophy that focuses on consistently improving and changing for the better.

These changes don't have to be big or take place all at once. They can be simple, small or gradual changes to enhance the Kobeyaki experience.



COMMUNITY

Using multiple styles and lines of
communication we employ our
platform to engage our employees and
our customers

We use this platform to create a culture
that can evaluate ideas, identify
problems, analyze opportunities and
foster an organization-wide
empowerment to act



SO FAR

KOBEYAKI has been serving great food since 2011 out of our flagship location in Chelsea – NYC

Since then we have grown to a total four locations in and around NYC

Chelsea-

7 th Avenue and 26 th street

Bryant Park –

West 40 street and 6 th ave

Upper East Side –

East 86 th street & 2 nd Ave Subway

Madison Square Garden –

The World's Greatest Arena



KOBEYAKI
MADISON SQUARE GARDEN
MADISON SQUARE GARDEN
CHASE

ANHATTAN
Broadway
Lexington Av/59 St
Queensboro Plaza
Court Sq-23 St
Lexington Av/53 St
57 St-7 Av
57 St
Astoria Blvd
30 Av
21 St Queens-bridge
68 St Hunter College
77 St
72 St
86 St
96 St

NEXT STEP

Kobeyaki is opening up our next location for the first time out of NYC....

NEWPORT – JERSEY CITY

The world's most successful mixed-use community

The largest mixed-use development in the world is energizing the banks of the Hudson River - Newport, NJ. Work with views of a panoramic cityscape. Live just steps from a riverfront promenade. And know that Newport burnishes workplace vigor and community comforts with complete access to both Manhattan and surrounding metropolitan areas. Thanks to its meticulously thought out design, Newport makes business and residence a pleasure.



- This is the Newport Office Center, nearly 6 million square feet of Class A office space across eight sleek towers.

- The $10 billion Newport community will house about 30,000 residents in 9,000 apartments.

- Just one block from the Newport PATH station, the Newport Centre Mall beckons – a three-level, 1.2 million square-foot regional shopping center. The mall draws on both the local community and surrounding areas to attract some 13 million shoppers annually.

- Newport's Hudson River location affords it direct access to the PATH subway, North/South Light Rail, NJ Transit and several major highways.



VISION+
OPPORTUNITY

SAFE INVESTMENT
+
STRONG RETURN

MANAGEMENT TEAM
+
ADVISORY BOARD



Thank you

For more information and to invest, please visit:

http://growthfountain.com/kobeyaki

www.kobeyaki.com

kobecrew@kobeyaki.com